Exhibit 99.2

365 W. Passaic Street, Suite 525

Rochelle Park, NJ 07662

(347) 821-3400

Fax: (212) 755-6833

Joe@Capstonetrade.com

April 11, 2025

Mr. Mike Narula

Orbic North America, LLC

555 Wireless Blvd.,

Hauppauge, NY 11788

Dear Mike:

Capstone Project Finance, LLC (“Capstone”), on behalf of its investment vehicles, is pleased to provide this non-binding letter of interest in support of the proposed acquisition of Sonim Technologies, Inc. (“Sonim”) by Orbic North America, LLC (“Orbic”).

We have enjoyed working with the Orbic team over the years and believe that an acquisition of Sonim would be transformative. Based on our initial review and conversations with the Orbic team, we would like to express our interest in supporting Orbic with the Sonim transaction with an investment in Orbic at an amount of up to $50,000,000 (Fifty Million Dollars) in total commitment. This indication of interest is non-binding and subject to further business, legal and tax diligence as well as investment committee approval.

Capstone is a highly experienced investor across a variety of asset classes and. Capstone’s financing vehicles are capable of financing a commitment to the transaction with current funds and will not require any extraordinary corporate or credit committee approvals in order to consummate the investment in Orbic.

This letter is non-binding and does not create any legal rights, obligations or consequences on any party to this transaction other than the confidentiality obligations set forth below. Only those rights and obligations that are set forth in definitive written agreements, duly executed and delivered by all parties to them, will create legally binding rights, obligations or consequences with respect to the subject matter of this letter.

This letter and the terms herein shall be kept confidential and not be disclosed to any other person, directly or indirectly, other than those involved in evaluating this indication of interest, without the prior written consent of Capstone.

If you have any questions regarding our interest, please contact me any time.

Sincerely,

/s/ Joseph F. Ingrassia
Joseph F. Ingrassia Managing Member